EXHIBIT 23.1

          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the reference to our firm under the caption "Interests of Named Experts and Counsel" in the Registration Statement (Form S-8) pertaining to the 2006 Ashland Inc. Incentive Plan and to the incorporation by reference therein of our reports dated November 30, 2005, with respect to the consolidated financial statements and schedule of Ashland Inc. and consolidated subsidiaries (Ashland), Ashland management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Ashland, included in its Annual Report (Form 10-K) for the year ended September 30, 2005, filed with the Securities and Exchange Commission.


/s/ Ernst & Young


Cincinnati, Ohio
February 10, 2006